UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Company Secretariat

	BHP Billiton Limited	BHP Billiton Plc
	171 Collins Street	Neathouse Place
	Melbourne Victoria 3000 Australia	London SW1V 1LH UK
	GPO BOX 86	Tel +44 20 7802 4000
26 May 2015	Melbourne Victoria 3001 Australia	Fax + 44 20 7802 4111
	Tel +61 1300 55 47 57 Fax +61 3 9609 3015	bhpbilliton.com
bhpbilliton.com

To:	Australian Securities Exchange	cc:	New York Stock Exchange
	London Stock Exchange		JSE Limited

Notification of Change of Interests of

Persons Discharging Managerial Responsibility

(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities	BHP Billiton Limited	BHP Billiton Plc
	ABN 49 004 028 077	REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority and the Group’s Securities Dealing document.

We (the entities) advise the following information under the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the person discharging managerial responsibilities in accordance with the Group’s Securities Dealing document.

Name of person discharging managerial responsibilities	Mr P Beaven
Date of last notice	22 December 2014
Date issuer informed of transaction	25, 26 May 2015
Date and place of transaction

Shareplus vesting:

26 May 2015 (Australian Securities Exchange).

Exercise of previously vested Performance Shares granted in 2005 and 2007 under the Long Term Inventive Plan (LTIP), and on-market sale in order to meet expected tax obligations:

25 May 2015 (Australian Securities Exchange).

Adjustment of unvested BHP Billiton Awards:

24 May 2015 (not applicable).

Nature of transaction

Shareplus vesting:

The acquisition of 108 Matched Shares (ordinary fully paid shares of BHP Billiton Limited), and the transfer of 108 Acquired Shares (ordinary fully paid shares of BHP Billiton Limited) under the terms of the all employee share plan Shareplus (2012) (see Part 1).

Adjustment of unvested BHP Billiton Awards:

The adjustment of unvested BHP Billiton Awards on the terms set out in section 11.1 of the Shareholder Circular dated 16 March 2015 to compensate for the dilution in the value of BHP Billiton as a result of the demerger of South32 from BHP Billiton (see Part 3).

Exercise of previously vested Performance Shares granted in 2005 and 2007 under the LTIP:

The acquisition of 40,000 ordinary shares in BHP Billiton Limited following the exercise of previously vested Performance Shares granted in 2005 under the LTIP and the acquisition of 5,000 ordinary shares in BHP Billiton Limited following the exercise of previously vested Performance Shares granted in 2007 under the LTIP.

In addition, an on-market sale of 18,000 ordinary shares on the Australia Securities Exchange, made in order to meet expected tax obligations.

Part 1 — Change of relevant interests in securities

Included in this Part are:

•	in the case of a trust, interests in the trust made available by the responsible entity of the trust;
•	details of the circumstance giving rise to the relevant interest;
•	details and estimated valuation if the consideration is non-cash; and
•	changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest	Direct and indirect
Nature of indirect interest (including registered holder)	No longer applicable. Shares transferred in this transaction (Acquired Shares) were previously held by Shareplus nominee Computershare Nominees.
Date of change	25, 26 May 2015
No. of securities held prior to change	182,919 (Direct) 108 (Indirect)
Class	Ordinary Shares in BHP Billiton Limited
Number acquired	45,000 108 (Matched Shares, Shareplus 2012)

Number disposed	18,000
Value/Consideration	Exercise of 45,000 at nil cost 108 Matched Shares – nil cost Sale of 16,447 at $29.45 per share (average) and 1,553 at $29.46 per share (average)
No. of securities held after change	210,135 (Direct) 0 (Indirect)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Please see “Nature of transaction” above
Any additional information

Mr Beaven’s spouse also holds 1,446 ordinary shares in BHP Billiton Limited.

Shareplus is an all-employee share purchase plan. Under the plan, employees contribute monies to purchase shares (Acquired Shares), up to an annual contribution limit of US$5,000 in any Plan year. Shares are purchased on a quarterly basis using the employees’ contributions made each pay period over the preceding 3 months. Any Acquired Shares still held by employees at the end of a 3 year qualification period will be matched by the company on a 1:1 basis.

Part 2 — Change of interests in contracts other than as described in Part 2

Included in this Part are:

•	only details of a contract in relation to which the interest has changed; and
•	details and estimated valuation if the consideration is non-cash.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
No. and class of securities to which interest related prior to change	-
Interest acquired	-
Interest disposed	-
Value/Consideration	-
Interest after change	-

Part 3 — Change of interests in options or other rights granted by the entities

Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant	24 May 2015
Period during which or date on which exercisable

Consistent with the terms of the unvested BHP Billiton Awards that have been adjusted.

LTIP Performance Shares

- August 2018

- August 2019

STIP Deferred Shares

- August 2016

GIS Deferred Shares

- August 2015

Transitional GMC Awards

- August 2016

- August 2017

GSTIP Deferred Shares

- August 2015

MAP Restricted Shares

- August 2015

Total amount paid (if any) for the grant	-
Description of securities involved: class; number

16,042 Performance Shares (BHP Billiton Limited) under the LTIP

2,831 Deferred Shares (BHP Billiton Limited) under the STIP

186 Deferred Shares (BHP Billiton Limited) under the GIS

2,792 Transitional GMC Awards

925 Deferred Shares (BHP Billiton Limited) under the GSTIP

2,621 Restricted Shares (BHP Billiton Limited) under the MAP

Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	Nil

Total number of securities over which options or other rights held at the date of this notice

BHP Billiton Limited:

225,729– maximum number of Performance Shares (ordinary shares of BHP Billiton Limited) under the LTIP

39,837 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the STIP

2,609 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GIS

39,282 – maximum number of Transitional GMC Awards (ordinary shares of BHP Billiton Limited)

13,007 – maximum number of Deferred Shares (ordinary shares of BHP Billiton Limited) under the GSTIP

36,871 – maximum number of Restricted Shares (ordinary shares of BHP Billiton Limited) under the MAP

—————

357,335 – Total

Any additional information

Shareplus vesting and exercise of previously vested Performance Shares granted in 2005 and 2007 under the LTIP:

This notification is in respect of the allocation of vested Matched Shares and the transfer of Acquired Shares previously held by the nominee under Shareplus. Shareplus is described in more detail under “Additional Information” in Part 1. This notification is also in respect of the exercise of Performance Shares under the 2005 and 2007 LTIP.

Adjustment of unvested BHP Billiton Awards:

Total number of securities over which options or other rights held at the date of this notice as shown above includes the adjustments to unvested BHP Billiton Awards which were made on the terms set out in section 11.1 of the Shareholder Circular dated 16 March 2015 to compensate for the dilution in the value of BHP Billiton as a result of the demerger of South32 from BHP Billiton. This included adjustments to the number of Shares in BHP Billiton which may be allocated on vesting of Performance Shares held under the LTIP, Deferred Shares held under the STIP, Deferred Shares held under the GIS, Transitional GMC Awards, Deferred Shares held under the GSTIP and Restricted Shares (BHP Billiton Limited) held under the MAP.

Part 4 — Contact details

Name of authorised officers responsible for making this notification on behalf of the entities	Rachel Agnew
Contact details	Rachel Agnew	Tel: +61 3 9609 3730
Fax: +61 3 9611 1044

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street Melbourne Victoria 3000	Registered Office: Neathouse Place, London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	May 26, 2015	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary